                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 1999
                                   -----------------

                                       Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

         For the transition period from ________________ to ________________

         Commission file number    333-65049

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below Grey Wolf Drilling Company 401(k) Plan

         B.    Name of issuer of the securities held pursuant to the plan and
the address of its principal executive office   Grey Wolf, Inc.
                                                10370 Richmond Ave., Suite 600
                                                Houston, Texas 77042-4136

                              REQUIRED INFORMATION

The Grey Wolf Drilling Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules prepared in accordance with financial reporting requirements of ERISA are filed herewith.

                     Grey Wolf Drilling Company 401(k) Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 1999



                                    CONTENTS


Independent Auditors' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

         Statement of Changes in Assets Available for Plan Benefits for the year ended December 31, 1999.

         Notes to Financial Statements

Schedule:

         Schedule - Schedule of Assets Held for Investment
Purposes at End of Year

         Exhibit 23.1 - Consent of KPMG LLP

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Grey Wolf Drilling Company 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Grey Wolf Drilling Company 401(k) Plan (the Plan) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Grey Wolf Drilling Company 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was performed for the purpose of forming an opinion on the financial statements taken as a whole. The schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 5, 2000

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                                                 1999          1998
                                                              -----------   -----------
Assets:
  Investments at fair value:
     Scudder Stable Value Fund                                $ 8,626,788   $ 9,199,658
     Scudder Income Fund                                          294,094       311,400
     Scudder Balanced Fund                                        780,511       659,563
     Scudder Growth & Income Fund                               1,952,632     1,877,113
     Scudder Value Fund                                           597,857       448,122
     Scudder Small Company Fund                                   332,698       306,091
     Scudder International Fund                                   525,656       282,559
     Grey Wolf Stock Fund                                       1,078,992       126,067
     Loans receivable                                             749,040       547,531
                                                              -----------   -----------
          Total investments                                   $14,938,268   $13,758,104
                                                              -----------   -----------
  Contributions receivable:
     Employee                                                     147,320       169,843
     Employer                                                      88,783       101,650
                                                              -----------   -----------
                                                                  236,103       271,493
                                                              -----------   -----------
          Total assets                                         15,174,371    14,029,597

Liabilities -- refunds of excess contributions                    257,342            --
                                                              -----------   -----------
          Net assets available for plan benefits              $14,917,029   $14,029,597
                                                              ===========   ===========

See accompanying notes to financial statements.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the year ended December 31, 1999

Additions:
  Contributions:
     Employee                                                  $1,721,730
     Employer                                                     867,821
     Rollovers                                                     21,868
                                                              -----------

          Total contributions                                   2,611,419

Investment income -- net appreciation in fair value of
  investments (including interest, dividends and net
  realized gains)                                               1,535,426
                                                              -----------

          Total additions                                       4,146,845

Deductions:
  Benefits paid to participants                                 3,251,451
  Plan expenses                                                     7,962
                                                              -----------

          Total deductions                                      3,259,413
                                                              -----------

Net increase in net assets available for plan benefits            887,432

Net assets available for plan benefits:
  Beginning of year                                            14,029,597
                                                              -----------

  End of year                                                 $14,917,029
                                                              ===========

See accompanying notes to financial statements.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)    THE PLAN

       The following brief description of the Grey Wolf, Inc. (the Company or the Sponsor) Grey Wolf Drilling Company 401(k) Plan is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       Effective August 1, 1991, the DI Industries, Inc. Salary Deferral Plan (the DI Plan) was amended, to merge the defined contribution plans of Butler Johnson, Inc., Cubby Drilling, Inc., and Western Oil Well Service Company into the Plan. Additionally, the DI Plan's year end was changed to December 31. The DI Plan was sponsored by DI Industries, Inc.

       On June 27, 1997, Drillers, Inc., a subsidiary of DI Industries, Inc., acquired Grey Wolf Drilling Company. The name of Drillers, Inc. changed to Grey Wolf Drilling Company. Prior to the acquisition, DI Industries, Inc. offered their employees a Salary Deferral Plan (the DI Plan), while Grey Wolf Drilling Company offered to their employees a 401(k) and Profit Sharing Plan (the old Grey Wolf Plan).

       Prior to the acquisition, the assets of the old Grey Wolf Plan were held by Massachusetts Mutual Life Insurance Company (Mass Mutual), acting as custodian. The assets of the DI Plan were held by General American Life Insurance Company (General American) acting as custodian.

       Beginning July 1, 1997, all contributions relating to former members of the old Grey Wolf Plan were forwarded to General American. The assets of the old Grey Wolf Plan held by Mass Mutual as of June 30, 1997, however, were not transferred to General American as of July 1, 1997. Contributions relating to the former members of the DI Plan were still forwarded to General American.

       Effective October 1, 1997, Grey Wolf Drilling Company changed custodians from General American to Scudder Trust Company (Scudder), and the DI Plan was merged into the Grey Wolf Drilling Company 401(k) Plan (the Plan). As such, on September 30, 1997, the assets of both the DI Plan and the old Grey Wolf Plan were transferred to Scudder.

       CONTRIBUTIONS

       The Plan provides for employee pretax contributions of up to 15% of covered compensation, subject to the Internal Revenue Service (IRS) limitations. The Company matches 100% of each employee's contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       PARTICIPANT ACCOUNTS

       Under the Plan, each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of investment income. Investment income allocations are based on the participant's weighted average account balance during the period.

       LOANS RECEIVABLE

       Participants are allowed to borrow up to the lesser of $50,000 reduced by the amount by which the highest outstanding balance of all loans to the participant during the one-year period ending on the day before the date on which the loan is made, exceeds the outstanding balance of all loans to the participant on the date on which the loan is made; or 50% of the participant's vested account balance, $50,000 being the maximum amount of loan. Loans are granted for any reason.

       INVESTMENT OPTIONS

       The Plan offers the following seven Scudder investment funds in which participants may invest:

            o STABLE VALUE FUND - Consists of guaranteed investment contracts, money market securities and treasury bills.

            o INCOME FUND - Consists of intermediate and long-term, high-grade corporate bonds.

            o BALANCED FUND - Consists of seasoned stocks and investment-grade bonds.

            o GROWTH AND INCOME FUND - Consists of primarily common stocks and convertible securities of established companies.

            o VALUE FUND - Consists of under valued common stocks of medium to large U.S. companies.

            o SMALL COMPANY VALUE FUND - Consists of under valued common stocks of small U.S. companies.

            o      INTERNATIONAL FUND - Consists of primarily foreign stocks.

       In addition, participants may invest on the Grey Wolf Stock Fund. This fund consists of shares of Grey Wolf, Inc. common stock.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       VESTING

       Participants become immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for terminated employees is 0% for less than one year of service, graduating to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the employer's contribution. In the event of termination, nonvested portions of the employer's contributions are forfeited by participants and are utilized to reduce future employer matching contributions.

       PAYMENT OF BENEFITS

       Upon termination of service, a participant with a vested account balance not exceeding $5,000 shall receive a lump-sum amount equal to the amount of the vested benefits in his or her account. If a participant's account balance exceeds $5,000, the participant may elect distribution under the following forms:

            o FOR ACCOUNT BALANCES (INCLUDING EARNINGS) ON AND AFTER OCTOBER 1, 1997 - Vested account balances shall be distributed in the form of a single lump sum cash payment, or the participant may also choose to receive any Grey Wolf, Inc. stock.

            o FOR ACCOUNT BALANCES (INCLUDING EARNINGS) AS OF SEPTEMBER 30, 1997, FOR FORMER PARTICIPANTS OF THE OLD GREY WOLF PLAN AND THE DI PLAN - The participant can elect distribution under one of the following methods: (a) joint and survivor annuity if the participant is married, (b) lump sum in cash, or in shares of Grey Wolf, Inc. stock, (c) installment payments and
                   (d) life annuity payments.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       ACCOUNTING BASIS

       The financial statements are presented on the accrual basis of accounting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       INVESTMENTS

       Investments are stated at fair value as determined by the custodian. Mutual fund asset values are determined by the custodian based on quoted market prices in an active market. Any unrealized appreciation or depreciation is recognized as a gain or loss currently. Loans receivable are valued at cost which approximates fair value.

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

       ADMINISTRATIVE EXPENSES

       All administrative expenses of the Plan are paid by the Company.

       BENEFITS PAYABLE

       Benefits payments are recorded when paid.

(3)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participate-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

       The following table represents fair value of individual investments which exceed 5% of the Plan's net assets:

                                                           1999               1998
                                                     ------------------ -----------------

          Mutual funds:
              Scudder Stable Value Fund              $    8,626,788           9,199,658
              Scudder Balanced Fund                         780,511                   -
              Scudder Growth and Income Fund              1,952,632           1,877,113

          Common stock:
              Grey Wolf Stock Fund                        1,078,992                   -

          Loans receivable                                  749,040                   -
                                                     --------------          ----------

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $835,670 as follows:

             Mutual funds                              $      190,485
             Common stock                                     645,185
                                                       --------------
                                                       $      835,670
                                                       ==============

                     GREY WOLF DRILLING COMPANY 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(4)    PLAN TERMINATION

       The Plan has been established to continue indefinitely; however, the Company has the right to terminate the Plan, in whole or in part, subject to provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(5)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1997, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.

(6)    FORFEITURES

       Upon termination of a participant, the nonvested portion of a participant's employer contributions account is forfeited. The Company reserves the right to use the forfeited balance to reduce future contributions by the employer.

(7)    RELATED PARTY TRANSACTIONS

       Certain of the Plan investments are managed by Scudder. Scudder is the recordkeeper as defined by the amended Plan and, therefore, these transactions qualify as party-in-interest.

                                                                        SCHEDULE
                     GREY WOLF DRILLING COMPANY 401(k) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                             As of December 31, 1999

    IDENTITY OF ISSUE,                    DESCRIPTION OF INVESTMENTS INCLUDING
     BORROWER, LESSOR                       MATURITY DATE, RATE OF INTEREST,                             MARKET
     OR SIMILAR PARTY                     COLLATERAL AND PAR OR MATURITY VALUE                            VALUE
 -------------------------             ------------------------------------------                   ---------------
 *   Scudder                           8,626,788 shares of Stable Value Fund                        $     8,626,788
 *   Scudder                           24,027 shares of Income Fund                                         294,094
 *   Scudder                           36,904 shares of Balanced Fund                                       780,511
 *   Scudder                           73,160 shares of Growth and Income Fund                            1,952,632
 *   Scudder                           25,344 shares of Value Fund                                          597,857
 *   Scudder                           19,388 shares of Small Company Value Fund                            332,698
 *   Scudder                           7,431 shares of International Fund                                   525,656
 *   Grey Wolf                         374,811 shares of Grey Wolf Stock                                  1,078,992
 *   Various participants              Loans receivable bearing interest at 9.5%
                                           with maturities ranging from 12 to 120
                                           months                                                           749,040
                                                                                                    ---------------
                                                                                                    $    14,938,268
                                                                                                    ===============

*    Party-in-interest.

See accompanying independent auditors' report.

                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Grey Wolf Drilling Company 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Grey Wolf Drilling Company (filed under Securities and Exchange Commission File No. 333-65049) of our report dated May 5, 2000, relating to the statements of net assets available for plan benefits of Grey Wolf Drilling Company 401(k) Plan at December 31, 1999 and 1998, the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999, which report appears in the December 31, 1999 annual report of Form 11-K of Grey Wolf Drilling Company 401(k) Plan.




Houston, Texas
June 26, 2000

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (ot other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GREY WOLF DRILLING COMPANY 401(k) PLAN

      June 26, 2000                 /s/  Donald J. Guedry, Jr.
-------------------------         ------------------------------
                                  Donald J. Guedry, Jr.
                                  Vice President & Treasurer for Grey Wolf, Inc.
                                  And Grey Wolf Drilling Company 401(k) Plan
                                  Administrative Committee Member